UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________                 Commission File Number __________________

EURASIAN MINERALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 300 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
Canada
(604) 688-6390
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[   ]  Annual information form                                                                         [   ]  Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[   ] Yes       [X]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes       [   ]  No

FORWARD LOOKING STATEMENTS

          The Exhibits incorporated by reference into this Registration Statement may contain forward-looking statements concerning possible events, conditions, acquisitions or results of operations for Eurasian Minerals Inc. (the “Company” or the “Registrant”) that are based on assumptions about future conditions and courses of action and include future-oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

          Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors may include, but are not limited to, the unavailability of financing, the failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

          Although forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are based upon what management of the Company believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. The Company’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. In preparing this Registration Statement, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred subsequent to the date set forth in such Exhibits, and the Registrant disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

          The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditing and auditor independence standards.

          The Company’s financial statements filed with this Registration Statement have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) or International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Canadian GAAP and IFRS differ in some significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). While the Company’s financial statements prepared in accordance with Canadian GAAP and filed with this Registration Statement as Exhibits 99.1 and 99.6 do not differ significantly from a comparable presentation in U.S. GAAP, other financial statements prepared by the Company, including those prepared after the date of this Registration Statement, may not be comparable to those prepared by U.S. companies. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. GAAP, and the Company has not quantified such differences, which may be significant.

RESOURCE AND RESERVE ESTIMATES

          The documents incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

          Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “Commission”), and resource information contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Commission. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Commission standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY

          Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2011, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$0.9717.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

          In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.125, as set forth in the Exhibit Index attached hereto.

          In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.126 to Exhibit 99.136, as set forth in the Exhibit Index attached hereto.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

          This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

          No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

          Authorities

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

          U.S. Holders

          For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

          Non-U.S. Holders

          For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

          U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

          If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

          If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2011, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current tax year and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC as defined below) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

          In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if the Company were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

          PFIC Status of the Company

          The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

          Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

          For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

          Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale of the Common Shares and their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

          Default PFIC Rules Under Section 1291 of the Code

          If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

          Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

          If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

          QEF Election

          A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

          A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

          The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

          A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

          U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

          A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

          Mark-to-Market Election

          A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

          A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

          A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

          A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

          A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

          Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

          Other PFIC Rules

          Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

          Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

          Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

          The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules Do Not Apply

          The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

          Distributions on Common Shares

          A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below.) However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

          Sale or Other Taxable Disposition of Common Shares

          Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

          Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

          Additional Tax on Passive Income

          For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

          Receipt of Foreign Currency

          The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

          Foreign Tax Credit

          Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

          Backup Withholding and Information Reporting

          Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 for prior tax years in which the obligation to file such form was suspended.

          Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S.

Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

OFF-BALANCE SHEET ARRANGEMENTS

          The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

          The following table lists, as of March 31, 2011, information with respect to the Company’s known contractual obligations.

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP	-	-	-	-	-
Total	$-	$-	$-	$-	$-

UNDERTAKING

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

          Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

          Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

By:	/s/ David M. Cole
Name: David M. Cole
Title: President and Chief Executive Officer

Date: January 23, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

Annual Information

99.1

Audited Annual Consolidated Financial Statements and notes thereto as of and for the years ended March 31, 2011, 2010 and 2009 presented in accordance with Canadian GAAP and including a reconciliation to U.S. GAAP, together with the report of the auditors thereon

99.2	Management’s Discussion and Analysis for the year ended March 31, 2011
99.3	Certifications of Annual Filings dated July 22, 2011
99.4	Annual Report for the year ended March 31, 2011
99.5	Annual Information Form for the year ended March 31, 2011
99.6

Audited Annual Consolidated Financial Statements and notes thereto as of and for the years ended March 31, 2010 and 2009 presented in accordance with Canadian GAAP, together with the report of the auditors thereon

99.7	Management’s Discussion and Analysis for the year ended March 31, 2010
99.8	Certifications of Annual Filings dated July 26, 2010
99.9	Annual Report for the year ended March 31, 2010

Quarterly Information

99.10	Condensed Consolidated Interim Financial Statements as of and for the six months ended September 30, 2011
99.11	Management’s Discussion and Analysis for the six months ended September 30, 2011
99.12	Certifications of Interim Filings dated November 29, 2011
99.13	Condensed Consolidated Interim Financial Statements as of and for the three months ended June 30, 2011
99.14	Management’s Discussion and Analysis for the three months ended June 30, 2011
99.15	Certification of Interim Filings dated October 4, 2011
99.16	Certification of Interim Filings dated September 28, 2011
99.17	Condensed Consolidated Interim Financial Statements as of and for the nine months ended December 31, 2010
99.18	Management’s Discussion and Analysis for the nine months ended December 31, 2010
99.19	Certifications of Interim Filings dated March 1, 2011
99.20	Condensed Consolidated Interim Financial Statements as of and for the six months ended September 30, 2010
99.21	Management’s Discussion and Analysis for the six months ended September 30, 2010
99.22	Certifications of Interim Filings dated November 29, 2010
99.23	Condensed Consolidated Interim Financial Statements as of and for the three months ended June 30, 2010
99.24	Management’s Discussion and Analysis for the three months ended June 30, 2010
99.25	Certifications of Interim Filings dated August 30, 2010

Shareholder Meeting Materials

99.26	Notice of Annual General Meeting of Shareholders dated July 20, 2011 in connection with the August 16, 2011 Annual General Meeting of Shareholders
99.27	Notice of Annual General Meeting of Shareholders and Record Date dated June 17, 2011 in connection with the August 16, 2011 Annual General Meeting of Shareholders
99.28	Management Proxy Circular of the Company dated July 20, 2011 in connection with the August 16, 2011 Annual General Meeting of Shareholders
99.29	Form of Proxy for use in connection with the August 16, 2011 Annual General Meeting of Shareholders

Exhibit	Description
99.30	Notice of Annual General Meeting of Shareholders dated July 23, 2010 in connection with the August 24, 2010 Annual General Meeting of Shareholders
99.31	Notice of Annual General Meeting of Shareholders and Record Date dated June 22, 2010 in connection with the August 24, 2010 Annual General Meeting of Shareholders
99.32	Management Proxy Circular of the Company dated July 23, 2010 in connection with the August 24, 2010 Annual General Meeting of Shareholders
99.33	Form of Proxy for use in connection with the August 24, 2010 Annual General Meeting of Shareholders
99.34	Request for Financial Statements

Material Change Reports and News Releases

99.35	News Release dated January 23, 2012
99.36	News Release dated November 1, 2011
99.37	News Release dated October 26, 2011
99.38	News Release dated October 6, 2011
99.39	News Release dated September 28, 2011
99.40	News Release dated September 1, 2011
99.41	News Release dated August 23, 2011
99.42	News Release dated August 11, 2011
99.43	Material Change Report dated July 25, 2011
99.44	News Release dated July 21, 2011
99.45	News Release dated June 20, 2011
99.46	News Release dated April 13, 2011
99.47	Material Change Report dated April 7, 2011
99.48	News Release dated April 7, 2011
99.49	Material Change Report dated March 21, 2011
99.50	Material Change Report dated March 21, 2011
99.51	Material Change Report dated March 21, 2011
99.52	Material Change Report dated March 21, 2011
99.53	News Release dated March 21, 2011
99.54	News Release dated March 21, 2011
99.55	Material Change Report dated March 14, 2011
99.56	News Release dated March 14, 2011
99.57	Material Change Report dated March 3, 2011
99.58	News Release dated March 2, 2011
99.59	Material Change Report dated February 25, 2011
99.60	News Release dated February 25, 2011
99.61	Material Change Report dated February 22, 2011
99.62	News Release dated February 22, 2011
99.63	Material Change Report dated February 18, 2011
99.64	News Release dated February 18, 2011
99.65	News Release dated February 17, 2011
99.66	Material Change Report dated February 17, 2011
99.67	News Release dated February 17, 2011
99.68	Material Change Report dated January 25, 2011
99.69	News Release dated January 18, 2011
99.70	News Release dated January 18, 2011
99.71	Material Change Report dated December 21, 2010
99.72	News Release dated December 21, 2010
99.73	Material Change Report dated December 2, 2010
99.74	News Release dated December 1, 2010
99.75	Material Change Report dated November 15, 2010
99.76	News Release dated November 15, 2010

Exhibit	Description
99.77	News Release dated November 8, 2010
99.78	Material Change Report dated November 9, 2010
99.79	News Release dated November 9, 2010
99.80	News Release dated October 29, 2010
99.81	News Release dated October 26, 2010
99.82	Material Change Report dated October 4, 2010
99.83	News Release dated October 4, 2010
99.84	News Release dated September 30, 2010
99.85	News Release dated September 30, 2010
99.86	News Release dated September 7, 2010
99.87	News Release dated September 3, 2010
99.88	Material Change Report dated August 12, 2010
99.89	News Release dated August 12, 2010
99.90	Material Change Report dated August 5, 2010
99.91	News Release dated August 5, 2010
99.92	Material Change Report dated August 3, 2010
99.93	News Release dated August 3, 2010
99.94	News Release dated July 20, 2010
99.95	Material Change Report dated June 9, 2010
99.96	News Release dated June 9, 2010
99.97	News Release dated June 7, 2010
99.98	Material Change Report dated June 7, 2010
99.99	News Release dated June 7, 2010
99.100	Material Change Report dated May 18, 2010
99.101	Material Change Report dated May 18, 2010
99.102	News Release dated May 18, 2010
99.103	News Release dated May 11, 2010
99.104	News Release dated March 31, 2010

Other

99.105	Services Agreement with Seaboard Services Corp. dated January 1, 2012 (filed on SEDAR on January 20, 2012)
99.106	Code of Business Conduct and Ethics dated January 18, 2012 (filed on SEDAR on January 20, 2012)
99.107	Assignment of Agencies Agreement dated January 26, 2001 (filed on SEDAR on January 20, 2012)
99.108	Transfer Agency and Registarship Agreement dated August 12, 1996 (filed on SEDAR on January 20, 2012)
99.109	Akara Gold-Silver Project Technical Report dated November 1, 2011 (filed on SEDAR on January 20, 2011)
99.110	TSX Venture Exchange Form 2D Listing Agreement dated January 3, 2012 (filed on SEDAR on January 11, 2012)
99.111	Amended Notice of Change of Financial Year End dated December 23, 2011 (filed on SEDAR on December 23, 2011)
99.112	Letter of Global Resource Investments Ltd. dated February 25, 2011 in respect of finder services in connection with a private placement of securities of the Company (filed on SEDAR on March 29, 2011)
99.113

Subscription Agreement between the Company and Newmont Mining Corporation of Canada Limited dated February 22, 2011 in respect of a private placement of securities of the Company (filed on SEDAR on March 29, 2011)

99.114	Form of Private Placement Subscription Agreement (filed on SEDAR on March 29, 2011)
99.115	Form of Private Placement Subscription Agreement (filed on SEDAR on March 29, 2011)
99.116

Letter agreement with Scarsdale Equities LLC dated November 5, 2010 in respect of finder services in connection with a private placement of securities of the Company (filed (filed on SEDAR on November 22, 2010)

99.117	Non-Brokered Private Placement Agreement between the Company and Haywood Securities Inc. dated November 5, 2010 (filed on SEDAR on November 22, 2010)
99.118	Finder’s Fee Agreement between the Company and Canaccord Genuity Corp. dated November 2, 2010 in respect of a private placement of securities of the Company (filed on SEDAR on November 22, 2010)
99.119	Letter of Global Resource Investments Ltd. dated October 4, 2010 in respect of finder services in connection with a private placement of securities of the Company (filed on SEDAR on November 22, 2010)
99.120	Form of Private Placement Subscription Agreement (filed on SEDAR on November 22, 2010)
99.121	Alternative Monthly Report Under Part 4 of National Instrument 62-103 dated March 10, 2011
99.122	Early Warning Report dated February 17, 2011
99.123	Early Warning Report dated November 9, 2010

Exhibit	Description
99.124	Early Warning Report dated October 26, 2010
99.125	Early Warning Report dated June 7, 2010

Consents

99.126	Consent of Davidson & Company LLP
99.127	Consent of John Dreier
99.128	Consent of Gary Giroux
99.129	Consent of Duncan Large
99.130	Consent of Simon Meldrum
99.131	Consent of Pavel Reichl
99.132	Consent of David Royle
99.133	Consent of Michael Sheehan
99.134	Consent of Mesut Soylu
99.135	Consent of Dean Turner
99.136	Consent of Andrew J. Vigar